Exhibit 99.2

Condensed Consolidated Financial Statements of

CGI GROUP INC.

For the three months ended December 31, 2012 and 2011

(unaudited)

Condensed Consolidated Statements of Earnings

For the three months ended December 31

(in thousands of Canadian dollars, except share data) (unaudited)

	2012	2011
	$	$
Revenue	2,532,929	1,032,139

Operating expenses
Costs of services, selling and administrative	2,320,922	893,298
Acquisition-related and integration costs	153,419	—
Finance costs	27,197	5,286
Finance income	(1,661)	(457)
Other income	—	(5,646)
Foreign exchange loss (gain)	2,516	(1,105)
Share of profit on joint venture	—	(3,996)

	2,502,393	887,380

Earnings before income taxes	30,536	144,759
Income tax expense	8,091	38,216

Net earnings	22,445	106,543

Earnings per share (Note 5C))
Basic earnings per share	0.07	0.41
Diluted earnings per share	0.07	0.40

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2012 and 2011	1

Condensed Consolidated Statements of Comprehensive Income

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	2012	2011
	$	$
Net earnings	22,445	106,543

Net unrealized gains (losses) on translating financial statements of foreign operations (net of income taxes)	112,156	(46,045)
Net unrealized (losses) gains on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations (net of income taxes)	(52,213)	15,814
Net unrealized losses on cash flow hedges (net of income taxes)	(267)	(9,919)
Net unrealized actuarial losses (net of income taxes)	(10,535)	—
Net unrealized losses on investments available for sale (net of income taxes)	(122)	(513)

Other comprehensive income (loss)	49,019	(40,663)

Comprehensive income	71,464	65,880

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2012 and 2011	2

Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars) (unaudited)

	As at December 31, 2012	As at September 30, 2012
	$	$
Assets
Current assets
Cash and cash equivalents (Note 3)	147,024	113,103
Short-term investments	14,554	14,459
Accounts receivable	1,589,031	1,446,149
Work in progress	615,536	744,482
Prepaid expenses and other current assets	279,725	244,805
Income taxes	6,686	24,650

Total current assets before funds held for clients	2,652,556	2,587,648
Funds held for clients	303,723	202,407

Total current assets	2,956,279	2,790,055
Property, plant and equipment	489,945	500,995
Contract costs	161,619	167,742
Intangible assets	836,682	858,892
Other long-term assets	96,373	96,351
Deferred tax assets	243,332	219,590
Goodwill	5,933,441	5,819,817

	10,717,671	10,453,442

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,296,441	1,156,737
Accrued compensation	490,577	539,779
Deferred revenue	469,401	443,596
Income taxes	164,556	177,030
Provisions (Note 4)	243,843	160,625
Current portion of long-term debt	55,855	52,347

Total current liabilities before clients’ funds obligations	2,720,673	2,530,114
Clients’ funds obligations	299,572	197,986

Total current liabilities	3,020,245	2,728,100
Deferred tax liabilities	177,763	171,130
Long-term provisions (Note 4)	217,757	216,507
Long-term debt	3,085,441	3,196,061
Retirement benefits obligations	133,107	118,078
Other long-term liabilities	589,146	601,232

	7,223,459	7,031,108

Equity
Retained earnings	1,135,593	1,113,225
Accumulated other comprehensive income (loss) (Note 6)	48,744	(275)
Capital stock (Note 5A))	2,203,111	2,201,694
Contributed surplus	106,764	107,690

	3,494,212	3,422,334

	10,717,671	10,453,442

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2012 and 2011	3

Condensed Consolidated Statements of Changes in Equity

For the three months ended December 31

(in thousands of Canadian dollars) (unaudited)

	Retained earnings	Accumulated other comprehensive (loss) income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2012	1,113,225	(275)	2,201,694	107,690	3,422,334
Net earnings for the period	22,445	—	—	—	22,445
Other comprehensive income for the period	—	49,019	—	—	49,019

	1,135,670	48,744	2,201,694	107,690	3,493,798
Share-based payment costs	—	—	—	6,960	6,960
Income tax impact associated with stock options	—	—	—	(5,811)	(5,811)
Exercise of stock options (Note 5A)	—	—	9,115	(2,075)	7,040
Repurchase of Class A subordinate shares (Note 5A)	(77)	—	(35)	—	(112)
Purchase of Class A subordinate shares held in trust (Note 5A)	—	—	(7,663)	—	(7,663)

Balance as at December 31, 2012	1,135,593	48,744	2,203,111	106,764	3,494,212

	Retained earnings	Accumulated other comprehensive (loss) income	Capital stock	Contributed surplus	Total equity
	$	$	$	$	$
Balance as at September 30, 2011	1,057,599	14,572	1,178,559	98,501	2,349,231
Net earnings for the period	106,543	—	—	—	106,543
Other comprehensive loss for the period	—	(40,663)	—	—	(40,663)

	1,164,142	(26,091)	1,178,559	98,501	2,415,111
Share-based payment costs	—	—	—	2,492	2,492
Income tax impact associated with stock options	—	—	—	(431)	(431)
Exercise of stock options	—	—	16,536	(3,941)	12,595
Repurchase of Class A subordinate shares	(46,621)	—	(16,796)	—	(63,417)
Purchase of Class A subordinate shares held in trust	—	—	(14,252)	—	(14,252)
Sale of Class A subordinate shares held in trust	—	—	1,118	53	1,171

Balance as at December 31, 2011	1,117,521	(26,091)	1,165,165	96,674	2,353,269

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2012 and 2011	4

Condensed Consolidated Statements of Cash Flows

For the three months ended December 31

(tabular amounts only are in thousands of Canadian dollars) (unaudited)

	2012	2011
	$	$
Operating activities
Net earnings	22,445	106,543
Adjustments for:
Amortization and depreciation	114,008	50,348
Deferred income taxes	(17,682)	6,520
Foreign exchange loss	707	203
Share-based payment costs	6,960	2,492
Gain on sale of investment in joint venture	—	(2,981)
Share of profit on joint venture	—	(3,996)
Dividend received from joint venture	—	7,350
Net change in non-cash working capital items	98,092	(17,765)

Cash provided by operating activities	224,530	148,714

Investing activities
Net change in short-term investments	(109)	2,683
Proceeds from sale of business	—	458
Purchase of property, plant and equipment	(39,857)	(11,998)
Additions to contract costs	(9,167)	(7,960)
Additions to intangible assets	(9,907)	(9,013)
Additions to other long-term assets	(1,322)	(245)
Net change in long-term investments	683	—

Cash used in investing activities	(59,679)	(26,075)

Financing activities
Net change in credit facilities	(118,214)	(541,415)
Increase of long-term debt	—	490,382
Repayment of long-term debt	(11,898)	(8,961)
Purchase of Class A subordinate shares held in trust (Note 5A))	(7,663)	(14,252)
Sale of Class A subordinate shares held in a trust	—	1,171
Repurchase of Class A subordinate shares (Note 5A))	(112)	(63,417)
Issuance of Class A subordinate shares	6,594	12,763

Cash used in financing activities	(131,293)	(123,729)

Effect of foreign exchange rate changes on cash and cash equivalents	363	(2,224)

Net increase (decrease) in cash and cash equivalents	33,921	(3,314)
Cash and cash equivalents, beginning of period	113,103	60,673

Cash and cash equivalents, end of period (Note 3)	147,024	57,359

The following amounts are classified within operating activities:
Interest paid	23,683	3,395
Interest received	740	518
Income taxes paid	21,757	23,819

NON-CASH TRANSACTIONS

Significant non-cash transactions consisted of property, plant and equipment and intangible asset additions for a total amount of $7,569,000 for the three months ended December 31, 2012 ($20,372,000 for the three months ended December 31, 2011).

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2012 and 2011	5

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.	Description of business

CGI Group Inc. (the “Company”), directly or through its subsidiaries, manages information technology services (“IT services”) as well as business process services (“BPS”) to help clients effectively realize their strategies and create added value. The Company’s services include the management of IT and business processes (“outsourcing”), systems integration and consulting including the sale of software licenses. The Company was incorporated under Part IA of the Companies Act (Québec) predecessor to the Business Corporations Act (Québec) which came into force on February 14, 2011 and its shares are publicly traded. The executive and registered office of the Company is situated at 1350, René-Lévesque Blvd. West, Montréal, Québec, Canada, H3G 1T4.

2.	Basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). In addition, the interim condensed consolidated financial statements have been prepared in accordance with the accounting policies set out in Note 3, “Summary of significant accounting policies” of the Company’s consolidated financial statements for the year ended September 30, 2012, which are based on IFRS and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations. The accounting policies were consistently applied to all periods presented.

These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2012.

The Company’s unaudited interim condensed consolidated financial statements for the three months ended December 31, 2012 and 2011 were authorized for issue by the Board of Directors on January 30, 2013.

3.	Cash and cash equivalents

	As at December 31, 2012	As at September 30, 2012
	$	$
Cash	130,149	86,060
Cash equivalents	16,875	27,043

Cash and cash equivalents	147,024	113,103

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2012 and 2011	6

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

4.	Provisions

The Company’s provisions consist of liabilities for leases of premises that the Company has vacated, litigation and claim provisions arising in the ordinary course of business, decommissioning liabilities for operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the term and restructuring provisions.

During the three months ended December 31, 2012, an amount of approximately $136,000,000 for integration costs, partially offset by payments, was accounted for in provisions which is mainly due to the termination of employees to transform the operations of Logica plc (“Logica”) to the Company’s operating model.

5.	Capital stock, share-based payments and earnings per share

A) CAPITAL STOCK

	Class A subordinate shares		Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
		$		$		$
Balance as at September 30, 2012	273,771,106	2,154,807	33,608,159	46,887	307,379,265	2,201,694
Repurchased and cancelled[1]	(5,000)	(35)	—	—	(5,000)	(35)
Issued upon exercise of stock options[2]	585,743	9,115	—	—	585,743	9,115
Purchased and held in trust[3]	—	(7,663)	—	—	—	(7,663)

Balance as at December 31, 2012	274,351,849	2,156,224	33,608,159	46,887	307,960,008	2,203,111

[1]

On February 1, 2012, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 22,064,163 Class A subordinate shares for cancellation on the open market through the Toronto Stock Exchange. The Class A subordinate shares were available for purchase commencing February 9, 2012, until no later than February 8, 2013, or on such earlier date when the Company completes its purchases or elects to terminate the bid. During the three months ended December 31, 2012, the Company repurchased 5,000 Class A subordinate shares for cash consideration of $112,000. The excess of the purchase price over the carrying value, in the amount of $77,000 was charged to retained earnings.

[2]

The carrying value of Class A subordinate shares includes $2,075,000 which corresponds to a reduction in contributed surplus representing the value of accumulated compensation costs associated with the stock options exercised during the period.

[3]

The trustee, in accordance with the terms of the PSU plan and a Trust Agreement, purchased 336,849 Class A subordinate shares of the Company on the open market for $7,663,000 during the three months ended December 31, 2012. As at December 31, 2012, 1,200,715 Class A subordinate shares were held in trust under the PSU plan (Note 5B)).

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2012 and 2011	7

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

B) SHARE-BASED PAYMENTS

i) Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, stock options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the TSX on the day preceding the date of the grant. Stock options generally vest over four years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents information concerning all outstanding stock options granted by the Company:

Number of stock options
Outstanding as at September 30, 2012	18,617,230
Granted	4,814,947
Exercised	(585,743)
Forfeited	(1,536,756)

Outstanding, as at December 31, 2012	21,309,678

The fair value of stock options granted in the period and the assumptions used in the calculation of their fair value on the date of grant using the Black-Scholes option pricing model were as follows:

	For the three months ended December 31
	2012	2011
Weighted average assumptions
Grant date fair value ($)	4.94	5.23
Dividend yield (%)	0.00	0.00
Expected volatility (%)[1]	23.79	27.15
Risk-free interest rate (%)	1.25	1.38
Expected life (years)	4.00	5.00
Exercise price ($)	23.65	19.71
Share price ($)	23.65	19.71

[1]	Expected volatility was determined using statistical formulas and based on the weekly historical average of closing daily share prices over the period of the expected life of stock option.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2012 and 2011	8

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

5.	Capital stock, share-based payments and earnings per share (continued)

B) SHARE-BASED PAYMENTS (CONTINUED)

ii) Performance share units

Under the PSU plan, the Board of Directors may grant PSUs to senior executives and other key employees (“participants”) which entitle them to receive one Class A subordinate share for each PSU. The vesting performance conditions are determined by the Board of Directors at the time of each grant. PSUs expire on December 31 of the third calendar year following the end of the fiscal year during which the PSU award is made, except in the event of retirement, termination of employment or death. Granted PSUs vest annually over a period of four years from the date of grant conditionally upon achievement of objectives.

Class A subordinate shares purchased in connection with the PSU plan are held in trust for the benefit of the participants. The trust, considered as a special purpose entity, is consolidated in the Company’s consolidated financial statements with the cost of the purchased shares recorded as a reduction of capital stock (Note 5A)).

The following table presents information concerning the number of outstanding PSUs granted by the Company:

Outstanding as at September 30, 2012	863,866
Granted[1]	336,849

Outstanding as at December 31, 2012	1,200,715

[1]	The PSUs granted in the period had a grant date fair value of $23.65 per unit.

C) EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the three months ended December 31:

	2012			2011
	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share	Net earnings	Weighted average number of shares outstanding[1]	Earnings per share
	$		$	$		$
Basic	22,445	306,637,866	0.07	106,543	259,293,329	0.41
Net effect of dilutive stock options and PSUs[2]		8,423,613			9,620,176

	22,445	315,061,479	0.07	106,543	268,913,505	0.40

[1]

The 5,000 Class A subordinate shares repurchased and 1,200,715 Class A subordinate shares held in trust during the three months ended December 31, 2012 (3,360,800 and 863,866, respectively, during the three months ended December 31, 2011), were excluded from the calculation of weighted average number of shares outstanding as of the date of transaction.

[2]

The calculation of the diluted earnings per share excluded 4,809,947 stock options for the three months ended December 31, 2012 (2,510,560 for the three months ended December 31, 2011), as they were anti-dilutive.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2012 and 2011	9

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

6.	Accumulated other comprehensive income (loss)

	As at December 31, 2012	As at September 30, 2012
	$	$
Net unrealized gains (losses) on translating financial statements of foreign operations (net of accumulated income tax expense of $8,508 as at December 31, 2012 and $330 as at September 30, 2012)	104,236	(7,920)
Net unrealized (losses) gains on derivative financial instruments and on translating long-term debt designated as hedges of net investments in foreign operations (net of accumulated income tax recovery of $7,288 as at December 31, 2012 and net of accumulated income tax expense of $959 as at September 30, 2012)	(46,142)	6,071
Net unrealized losses on cash flow hedges (net of accumulated income tax recovery of $3,363 as at December 31, 2012 and net of income tax recovery of $3,302 as at September 30, 2012)	(6,610)	(6,343)
Net unrealized actuarial gains (net of income tax recovery of $1,675 as at December 31, 2012 and net of income tax expense of $1,961 as at September 30, 2012)	(5,957)	4,578
Net unrealized gains on investments available for sale (net of accumulated income tax expense of $1,232 as at December 31, 2012 and $1,276 as at September 30, 2012)	3,217	3,339

	48,744	(275)

For the three months ended December 31, 2012, $436,000 of the net unrealized gains previously recognized in other comprehensive income (loss) (net of income taxes recovery of $24,000) were reclassified to net earnings for derivatives designated as cash flow hedges.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2012 and 2011	10

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

7.	Investments in subsidiaries

a) Preliminary purchase price allocation

The preliminary purchase price allocation shown below relates to the acquisition of Logica on August 20, 2012. No modifications were made to the preliminary purchase price allocation and goodwill has not yet been allocated to the cash-generating units. The final purchase price allocation is expected to be completed as soon as management has gathered all of the significant information available and considered necessary in order to finalize this allocation.

Logica
$
Assets
Current assets	1,374,838
Property, plant and equipment	250,808
Contract costs	71,697
Intangible assets	603,683
Other long-term assets	87,789
Deferred tax assets	197,210
Goodwill	3,276,172

5,862,197

Liabilities
Current liabilities	(1,546,273)
Debt	(808,775)
Deferred tax liabilities	(43,616)
Long-term provisions	(182,880)
Retirement benefits obligations	(113,526)
Other long-term liabilities	(426,864)

(3,121,934)

Bank overdraft assumed, net	(57,883)

Net assets acquired	2,682,380

Cash consideration	2,676,912
Consideration payable	5,468

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2012 and 2011	11

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

8.	Segmented information

In the prior year, management regularly reviewed the Company’s operating results through five operating segments, namely: U.S., Canada, GIS, Europe & Asia Pacific and Logica. Effective October 1, 2012, as a result of changes to the management reporting structure, the Company is now managed through seven operating segments, namely: United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Canada; France (including Luxembourg and Morocco); United Kingdom (“U.K.”); Central and Eastern Europe (including Netherlands, Germany and Belgium) (“CEE”); and Asia Pacific (including Australia, India, Philippines and the Middle East) which are based on its geographic delivery model.

The following presents information on the Company’s operations based on its current management structure effective October 1, 2012. The Company has retrospectively revised the segmented information for the comparative periods to conform to the new segmented information structure.

For the three months ended December 31, 2012	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
Segment revenue	577,328	533,651	427,704	321,440	292,909	262,696	117,201	2,532,929

Earnings before acquisition-related and integration costs, finance costs, finance income and income tax expense[1]	60,404	17,245	83,626	13,218	9,135	15,082	10,781	209,491
Acquisition-related and integration costs								(153,419)
Finance costs								(27,197)
Finance income								1,661

Earnings before income taxes								30,536

[1]

Amortization and depreciation included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $23,022,000, $24,115,000, $25,733,000, $10,313,000, $18,005,000, $6,092,000 and $6,430,000 respectively, for the three months ended December 31, 2012.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2012 and 2011	12

Notes to the Condensed Consolidated Financial Statements

For the three months ended December 31, 2012 and 2011

(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

8.	Segmented information (continued)

For the three months ended December 31, 2011	U.S.	NSESA	Canada	France	U.K.	CEE	Asia Pacific	Total
Segment revenue	497,259	9,882	444,983	8,007	15,923	22,729	33,356	1,032,139

Earnings before finance costs, finance income, other income, share of profit on joint venture and income tax expense[1]	46,875	428	83,584	11	926	1,975	6,147	139,946
Finance costs								(5,286)
Finance income								457
Other income								5,646
Share of profit on joint venture								3,996

Earnings before income taxes								144,759

[1]

Amortization and depreciation included in the U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific operating segments is $22,963,000, $108,000, $24,358,000, $55,000, $993,000, $222,000 and $1,214,000 respectively, for the three months ended December 31, 2011.

The accounting policies of each operating segment are the same as those described in the summary of significant accounting policies (Note 3) of the Company’s consolidated financial statements for the year ended September 30, 2012. Intersegment revenue is priced as if the revenue was from third parties.

CGI Group Inc. – Condensed Consolidated Financial Statements for the three months ended December 31, 2012 and 2011	13